BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York  10286

February 16, 2021

BNY Mellon Investment Funds V, Inc.

240 Greenwich Street
New York, New York 10286

Re:       Expense Limitation – BNY Mellon Diversified International Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Diversified International Fund (the "Fund") as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, until March 1, 2022, to assume the expenses of the fund so that the total annual fund operating expenses (including acquired fund (underlying funds) fees and expenses) of none of the fund's classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.05%.  On or after March 1, 2022, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 1, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto
                                          James Bitetto

      Secretary

Accepted and Agreed To:

BNY Mellon INVESTMENT FUNDS V, Inc.

By: /s/ James Windels

       James Windels

       Treasurer